EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

($ in millions)

	Thirty-nine weeks
	ended		Fiscal year ended
	Oct. 27,	Oct. 29,	Jan. 28,	Jan. 29,	Jan. 30,	Jan. 31,	Feb. 2,
	2012	2011	2012	2011	2010	2009	2008
NET EARNINGS
Income (loss) from continuing operations	$293	$197	$278	$169	$47	$(79)	$43
Income tax expense (benefit)	156	115	157	88	26	(21)	(93)
Interest expense, excluding capitalized interest	8	9	13	14	13	16	21
Portion of rents deemed representative of the interest factor	164	160	218	213	217	225	224
	$621	$481	$666	$484	$303	$141	$195

FIXED CHARGES
Gross interest expense	$8	$9	$13	$14	$13	$16	$21
Portion of rents deemed representative of the interest factor	164	160	218	213	217	225	224
	$172	$169	$231	$227	$230	$241	$245

RATIO OF EARNINGS TO FIXED CHARGES	3.6	2.8	2.9	2.1	1.3	0.6	0.8